UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form 12b-25

                        Commission File Number: 001-34191

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  |X| Form 10-Q
[ ] Form N-SAR


For Period Ended:  January 31, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _______________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ---------------------------------

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Campello Bancorp, Inc.
Former Name if Applicable:  N/A
Address of Principal Executive Offices (Street and Number): 1265 Belmont Street City, State and Zip Code: Brockton, Massachusetts 02301

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

     The Federal Deposit Insurance Corporation, the primary federal regulator for the registrant's banking subsidiary (the "Bank"), is currently completing a regularly scheduled examination of the Bank. Due in part to the examination, and management time required by the examination process, the registrant has not yet completed its financial reporting closing process and could not complete that process without unreasonable effort and expense. The registrant intends to file its Form 10-Q for the quarter ended January 31, 2009 no later than March 23, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Dennis P. Jones                      (508)                    587-3210
---------------------------          ----------------         ------------------
(Name)                              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes [ ] No


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|  Yes [ ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates reporting an estimated loss before income taxes in excess of $2,000,000 for the nine months ended January 31, 2009, compared to income before income taxes of $645,000 for the nine months ended January 31, 2008. These estimates are based on preliminary information and as such are subject to change as the registrant completes its Form 10-Q.


                             Campello Bancorp, Inc.
                             ----------------------
                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 17, 2009            By:  /s/ Dennis P. Jones
                                      ------------------------------------------
                                      Dennis P. Jones
                                      Senior Vice President and
                                      Chief Financial Officer